FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of Jjanuary 2007
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



M E D I A   R E L E A S E

Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 644-2400
Fa +27 11 484-0639
www.goldfields.co.za

Enquires

South Africa

Willie Jacobsz
Tel   +27 11 644-2460
Fax   +27 11 484-0639
williej@goldfields.co.za

North America

Cheryl A Martin
Tel   +1 303 796-8683
Fax   +1 303 796-8293
camartin@gfexpl.com

Brendan Walker
4 March 1958 – 30 December 2006

Johannesburg, 2 January 2007. It is with a deep sense of loss and great sadness that Gold Fields Limited (Gold Fields) (NYSE, JSE, DIFX: GFI) has to announce the death of Brendan Walker in a car accident in the Eastern Cape on Saturday, 30 December 2006. Brendan was an executive vice president of Gold Fields and head of its South African operations.

Brendan is survived by his wife Tanya and two children, Clare (11) and Peter (8).

Ian Cockerill, Chief Executive Officer of Gold Fields said: "Brendan was not only a colleague but a friend. He was one of our brightest stars and his untimely death will leave a deep void. On behalf of the Board and all of the people of Gold Fields we extend our deepest condolences to Tanya, Clare and Peter, as well as to his extended family and many friends and colleagues all over the world. We share in their grief and our thoughts are with them during this very difficult time."

Brendan has been associated with Gold Fields his entire career. After finishing his studies as a Gold Fields bursar at the University of the Witwatersrand, he joined the Groups' Kloof Gold Mine as a shift boss in 1983. He worked his way up through the ranks to become manager of West Driefontein Gold Mine in 1995. Since then he has held a number of senior management and executive positions in the Group, including as managing director of Gold Fields Ghana from September 2003 to February 2006. He was appointed as an executive vice president and head of South African operations on 1 March 2006.

Brendan's successor will be announced in due course.

-ends-

Directors: A J Wright (Chairman), I D Cockerill[†] (Chief Executive Officer),K Ansah[#], A Grigorian[°], N J Holland[†] (Chief Financial Officer), J M McMahon[†], J G Hopwood, D M J Ncube, R L Pennant-Rea[†], P J Ryan, T M G Sexwale, C I von Christierson
[†]British, [#]Ghanaian, [°]Russian
Corporate Secretary: C Farrel

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 2 January 2007

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs